Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 3/11/16	OFFICIAL USE ONLY

COPY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

16000269

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, General Counsel
Miami International Securities Exchange, LLC
7 Roszel Road, 5th Floor
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: March 11, 2016 By: Barbara J. Comly
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 11th day of March, 2016.

Jane Sciarra
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MIAX Options COPY

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

RECEIVED
MAR 15 2016
OFFICE OF THE SECRETARY

March 11, 2016

VIA FEDERAL EXPRESS

Chris Grobbel
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC – Amendment No. 29 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Mr. Grobbel:

Enclosed for official filing pursuant to Rule 6a-2(b) are an original and two copies of Amendment No. 29 to the Form 1 Application of Miami International Securities Exchange, LLC, which includes the following changes:

Exhibit C – New subsidiary of Miami International Holdings, Inc. – MIAX PEARL, LLC
Exhibit F – Updated membership form
Exhibit J – Updated Director and Committee information for Miami International Securities Exchange, LLC

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP & General Counsel

Enclosures
cc: Heidi Pilpel

Exhibit C

<u>Exhibit C</u>

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. <u>Miami International Holdings, Inc.</u> [Updated]

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc.

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, Miami International Technologies, LLC, MIAX PEARL, LLC, MIAX Global, LLC, and Miami International Futures Exchange, LLC. Miami International Holdings, Inc. will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: **Amended and Restated Certificate of Incorporation filed with the State of Delaware Secretary of State on October 16, 2015 previously filed (no change).**

8. *Copy of existing by-laws*: **Amended and Restated By-Laws as of June 27, 2015 previously filed (no change).**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of Miami International Holdings, Inc. **[No change]**

The following persons are currently the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President – Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President – Associate General Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations

The officers of Miami International Holdings, Inc. will serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. will serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc. **[No change]**

The following persons are currently the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
Barry J. Belmont
Ricardo Blach
Christopher Brady
Dr. John P. Davis
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Jack G. Mondel
William J. O'Brien III
Col. Clinton Pagano
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Cynthia Schwarzkopf
Paul V. Stahlin
Byrum W. Teekell
Timur Tillyaev
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc. **[No change]**

The following persons are currently members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

Compensation Committee of Miami International Holdings, Inc. **[No change]**

The following persons are currently members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
Byrum W. Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. Miami International Technologies, LLC **[No change]**

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. MIAX Technologies is the surviving company in a merger with ITX Technologies, LLC, a New Jersey limited liability company which ceased to exist upon the merger with MIAX Technologies on June 29, 2010.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: **Amended and Restated Certificate of Formation dated June 29, 2011 previously filed (no change).**

8. *Copy of existing by-laws*: **First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 previously filed (no change).**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of Miami International Technologies, LLC:

The following persons are currently the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Technologies, LLC:

The following persons are currently the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. Miami International Futures Exchange, LLC [No change]

1. *Name*: Miami International Futures Exchange, LLC
Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. intends to develop MIAX Futures as a futures exchange under the regulation of the CFTC following the commencement of operations by the MIAX as a registered national securities exchange. Once MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: **Amended and Restated Certificate of Formation dated June 17, 2011 previously filed (no change).**

8. *Copy of existing by-laws*: **First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 previously filed (no change).**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

<u>Officers of Miami International Futures Exchange, LLC</u>:

The following persons are currently the officers of Miami International Futures Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

<u>Directors of Miami International Futures Exchange, LLC</u>:

The following persons are currently the officers of Miami International Futures Exchange, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX Global, LLC [No change]

1. *Name*: MIAX Global, LLC
   Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global is not yet active. MIAX Global will focus on the Company's trading, technology and other projects based outside of North America, initially focusing on Europe and Latin America.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: **Certificate of Formation dated June 30, 3015 previously filed (no change).**

8. *Copy of existing by-laws*: **Operating Agreement dated June 30, 3015 previously filed (no change).**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of MIAX Global, LLC:

The following persons are currently the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Shafer, Jr.	Executive Vice President and Chief Information Officer
Paul Warner	Executive Vice President and Chief Financial Officer
Jeromee Johnson	Executive Vice President and Head of International Market Development

Directors of MIAX Global, LLC:

The following persons are currently the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX PEARL, LLC [NEW]

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is not yet active. MIAX PEARL intends to register as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL intends to operate a fully electronic options trading platform.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: **Certificate of Formation dated February 11, 2016 is attached hereto.**

8. *Copy of existing by-laws*: **Operating Agreement dated March 7, 2016 is attached hereto.**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

<u>Officers of MIAX PEARL, LLC</u>:

The following persons are currently the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Executive Vice President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph Bracco	Senior Vice President – Head of Sales
Richard Rudolph	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Lawrence O'Leary	Vice President – Regulatory Department

Directors of MIAX PEARL, LLC:

The following persons are currently the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E

7

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:51 AM 02/11/2016
FILED 09:51 AM 02/11/2016
SR 20160742764 - File Number 5880323

CERTIFICATE OF FORMATION

OF

MIAX PEARL, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act") (6 Del. C. §18-101, et.seq.).

1. The name of the limited liability company is **MIAX PEARL, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 11th day of February, 2016.

BARBARA J. COMLY
7 Roszel Road, 5th Floor
Princeton, NJ 08540

8

LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX PEARL, LLC

The undersigned is executing this Limited Liability Company Agreement (the "Agreement") as of March 7, 2016 for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time (the "Act"), and does hereby agree as follows:

1. **Formation.** A certificate of formation of the Company (the "Certificate") was executed and filed with the Office of the Secretary of State of the State of Delaware on February 11, 2016.

2. **Name.** The name of the limited liability company shall be **"MIAX PEARL, LLC"**, or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The Member may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

6. **Member.** Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The name and business or residence address of the Member is 7 Roszel Road, 5th Floor, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers**. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board**. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest**. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions**. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such

event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all

acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

23. **Authorized Person**. Delaware Business Incorporators, Inc. is hereby designated as an "authorized person" within the meaning of the Act, and has executed, delivered and filed the Certificate with the Secretary of State of the State of Delaware. Upon the filing of the Certificate with the Secretary of State of Delaware, Delaware Business Incorporators, Inc.'s powers as an "authorized person" ceased.

24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: ______________________

THOMAS P. GALLAGHER
Chairman and Chief Executive Officer
7 Roszel Road, 5th Floor
Princeton, NJ 08540

Exhibit F

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Response:

Exhibit F is hereby amended as set forth below.

1. Member Firm Application Checklist
2. Pre-Application Information Survey
3. Member Application
4. Market Maker Member Guarantee
5. Give-Up Agreement
6. User Agreement
7. Sponsored Access Agreement
8. Statutory Disqualification Notice
9. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant
10. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant
11. Exchange Data Agreement
12. Market Data Policies
13. MIAX Data Feed Affiliated Companies List – Schedule A
14. MIAX Data Feed Request – Schedule B
15. MIAX Data Feed Service Facilitator List – Schedule C **[Updated form attached]**
16. Market Data Subscriber Agreement – Schedule D

17. Service Bureau Agreement

18. Amendment to Member Application

19. Extranet Connection Agreement

20. Extranet Information Form – Schedule A

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

15

MIAX Options®

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

SCHEDULE C – Service Facilitator List

Check One: ☐ New Facilitator List ☐ Addition/Deletion to Existing Facilitator List

Date of Request: ____________________

Data Recipient / Data Feed Distributor Contact Information

Company Name: ____________________

Primary Contact: ____________________ Phone: ____________________

Primary Contact Email: ____________________

Service Facilitator Information

Facilitator Company Name: ____________________

Facilitator Address: ____________________

Primary Contact: ____________________ Phone: ____________________

Primary Contact Email: ____________________

Service Provided: ____________________

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name: ____________________

Facilitator Address: ____________________

Primary Contact: ____________________ Phone: ____________________

Primary Contact Email: ____________________

Service Provided: ____________________

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

SCHEDULE C

Facilitator Company Name: ______________________________

Facilitator Address: ______________________________

Primary Contact: ______________________ Phone: ______________

Primary Contact Email: ______________________________

Service Provided: ______________________________

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name: ______________________________

Facilitator Address: ______________________________

Primary Contact: ______________________ Phone: ______________

Primary Contact Email: ______________________________

Service Provided: ______________________________

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC.

Signature: ______________________ Print Name: ______________________

Title: ______________________ Date: ______________________

Exhibit J

EXHIBIT J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of Miami International Securities Exchange, LLC** **[No change]**

The following are currently the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Executive Vice President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph Bracco	Senior Vice President – Head of Sales

Name	Title
Richard Rudolph	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Lawrence O'Leary	Vice President – Regulatory Department

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC** **[Updated]**

The following persons are directors and Board observers of the Exchange as of March 7, 2016:

Directors:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Andrew Schultz	Industry/ERP Director	So long as qualified under Equity Rights Program	Head of Strategic Options Business, Susquehanna International Group, LLP
William T. Bergman	Non-Industry/ Independent	Class I – 2017	Vice President and Special Assistant to the President, Temple University
Meaghan Dugan	Industry/ Member Representative Director	Class I – 2017	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
Sean Flynn	Industry/Member Representative Director	Class I – 2017	Vice President- Timber Hill, LLC

Name	Classification	Term of Office	Type of Business
H. Dale Herring	Industry	Class I – 2017	Real Estate Development
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2017	Attorney
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2017	Professional and Philanthropic Public Speaker
J. Gray Teekell	Non-Industry/ Independent	Class I – 2017	President of The Teekell Company, Inc.
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2018	Attorney
Robert P. Castrignano	Industry	Class II – 2018	Principal – Equities Division at Sandler O'Neill & Partners, L.P.
John DiBacco, Jr.	Industry	Class II – 2018	Global Head of Equities Trading – KCG
John A. Kinahan	Industry/Member Representative Director	Class II – 2018	Chief Executive Officer – Group One Trading LP
John E. McCormac	Non-Industry/ Independent	Class II – 2018	Former New Jersey State Treasurer; Township Mayor – Woodbridge, New Jersey
William J. O'Brien IV	Non-Industry	Class II – 2018	Senior Vice President, Oil & Gas, O'Brien Energy Company, LLC
Michael P. Ameen	Non-Industry	Class III – 2019	Executive Vice President, Chief Operating Officer and Financial Officer, O'Brien Energy Company, LLC
John Beckelman	Industry	Class III – 2019	Principal – Sandler O'Neill & Partners, L.P.
Marianne Deane	Non-Industry/ Independent	Class III – 2019	Community Volunteer

Name	Classification	Term of Office	Type of Business
Kurt M. Eckert	Industry/Member Representative Director	Class III – 2019	Partner – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2019	Board of Trustees – The Hun School of Princeton
Paul Jiganti	Industry/Member Representative Director	Class III – 2019	Managing Director Options Business Development, IMC Financial Markets
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2019	President and CEO, Mercer Regional Chamber of Commerce; President, Phoenix Ventures, LLC

<u>Observers</u>:

Name	Classification	Term of Office	Type of Business
Guy Dowman	Industry	So long as qualified under Equity Rights Program	Vice President and Executive Director – Morgan Stanley
Michael Juneman	Industry	So long as qualified under Equity Rights Program	Management Director – Citadel Securities LLC

3. **Committees of Miami International Securities Exchange, LLC** **[Updated]**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent Director
Michael P. Ameen	Non-Industry Director
John Beckelman	Industry Director
John E. McCormac	Non-Industry/Independent Director

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent Director
William T. Bergman	Non-Industry/Independent Director
Robert D. Prunetti	Non-Industry/Independent Director
Lindsay L. Burbage	Non-Industry/Independent Director

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent Director
Lawrence E. Jaffe	Non-Industry/Independent Director
Leslie Florio	Non-Industry/Independent Director

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry/Independent Director
Robert Castrignano	Industry Director
Kurt M. Eckert	Industry/Member Representative Director

FINANCE COMMITTEE	
Name	**Classification**
Michael P. Ameen (Chair)	Non-Industry Director
John Beckelman	Industry Director
Marianne Deane	Non-Industry Director
H. Dale Herring	Industry Director
John E. McCormac	Non-Industry/Independent Director
J. Gray Teekell	Non-Industry/Independent Director

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent Director
Robert Castrignano	Industry Director
John DiBacco, Jr.	Industry Director
Marianne Deane	Non-Industry/Independent Director
Meaghan Dugan	Industry/Member Representative Director
Kurt M. Eckert	Industry/Member Representative Director
John E. McCormac	Non-Industry/Independent Director
William O'Brien IV	Non-Industry Director
J. Gray Teekell	Non-Industry/Independent Director